UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF August 2025

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II
79 Jianguo Road, Chaoyang District
Beijing 100025
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

XINYUAN Real Estate, Co. Ltd. (the “Company”) announces the following information regarding its blockchain related business:

Since 2016, the Company has made long-term investments in the area of real world asset tokenization for approximately the equivalent of USD 17.4 million. In 2019, Company successfully completed offerings of security tokens backed by real estate property and listed, in 2020, on MERJ Exchange the aforementioned security tokens collateralized by certain real estate property at the Company’s subsidiary’s Oosten project. As of this time, the Company and its affiliates have obtained 99 blockchain related patents in China.

Pursuant to a resolution of the Board of Directors of the Company, the Company intends to continue the development of its blockchain related business within compliance of all applicable laws in relevant jurisdictions.

Exhibit Index

Exhibit No.	Description
99.1	Executed Resolution of the board directors of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XINYUAN REAL ESTATE CO., LTD.
(Registrant)

Date: August 29, 2025	By:	/s/ Yong Zhang
		Name:	Yong Zhang
		Title:	Chief Executive Officer